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                                          October 6, 2006

Sara D. Kalin
Branch Chief-Legal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:         Impac Secured Assets Corp.
Registration Statement on Form S-3
Filed May 16, 2006
File No. 333-134181

Dear Ms. Kalin:

We have received and reviewed your comment letter dated September 13, 2006 to our submission of August 22, 2006. This letter is intended to respond to the points raised in your letter in addition to providing you with the supplemental information requested by several comments. In some of our responses we proffer an explanation for our belief that a revision is not necessary and we would appreciate your additional consideration of these points in particular.

We appreciate the Commission’s continued review of our intended disclosure and look forward to working with you on such questions as may be presented in the course of developing a Regulation AB compliant filing for Impac Secured Assets Corp.

Registration Statement on Form S-3

General

Comment:

1.
While we note your response to prior comment 1, we re-issue the prior comment. You continue to refer to “the trust” on the cover pages of your prospectuses and in the summary to prospectus supplement 1. Please revise to refer to the “issuing entity” rather than the “trust” or the “trust fund.”

Response:

We have made this change.

Comment:

2.	Please explain whether the purchase obligations described are consistent with the requirements of Rule 3a-7 under the Investment Company Act of 1940 (“1940 Act”).

Alternatively, please explain whether the issuing entity will be relying on a different exception or exemption from the 1940 Act. If, for example, the issuing entity intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity’s asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C). Please note that, in the staff’s view, an issuer is not excepted under Section 3(c)(5)(C) unless at least 55% of its assets directly consist of “mortgages and other liens on and interests in real estate” and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub, avail. June 17, 1985). Of the remaining 45% of the issuer’s assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer’s assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.

Response:

With respect to any take down involving a purchase obligation or put option as described in the base prospectus, the exemption to the Investment Company Act the issuing entity will rely upon is Section 3(C)(5)(C), not Rule 3a-7. Section 3(c)(5)(C) of the 1940 Act excepts from the definition of investment company any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type of periodic payment plan certificates, and who is primarily engaged in purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

The SEC has taken the position that a company is not exempted under Section 3(c)(5)(C) unless at least 55% of its assets consist of ‘mortgages and other liens on and interests in real estate’ (‘55% test’), and the remaining 45% of its assets consist primarily of real estate-type interests (‘45% test’).” See for example, Greenwich Capital Acceptance, Inc., SEC No-Action Letter (Aug. 8, 1991), NAB Asset Corporation, SEC No-Action Letter (June 20, 1991). In general, the staff has taken the position that qualifying interests include, among other things, fee interests in real estate, mortgage loans and other interests secured by real estate, leasehold interests and notes fully secured by a mortgage solely on real estate. The Staff has also taken the position that securities representing an interest in a pool of mortgages (that is, mortgage backed securities) may be qualifying interests if the holder has the same economic experience as a person holding the underlying mortgages, such as agency “whole pool” GNMA, FNMA or FHLMC certificates. In the case of non-agency issuers, this has been interpreted to require that the holder has the right to foreclose on the underlying real estate.

In order to comply with the ‘45% test’, a company must invest at least 25% of its total assets in real estate-type interests (subject to reduction to the extent that it invests more than 55% of its total assets in assets meeting the 55% test) and may invest no more than 20% of its total assets in miscellaneous investments. See for example, Greenwich Capital Acceptance, Inc., SEC No-Action Letter (Aug. 8, 1991); NAB Asset Corporation, SEC No-Action Letter (June 20, 1991).

As stated in the offering documents, each series of securities will be backed by a trust fund consisting primarily of a segregated pool of mortgage loans, including: mortgage loans secured by first and junior liens on the related mortgage property; commercial properties and mixed residential and commercial properties.

We confirm that each series will invest its assets in order to satisfy the 55% and 45% tests of Section 3(c)(5)(C) as described above, except as follows. All of the assets in the preceding paragraph will be eligible for the 55% test, with the exception of non-whole pool agency mortgage securities, and non-whole pool non-agency issued mortgage securities that do not have unilateral foreclosure control rights as to the underlying mortgage loans.

However, a transaction with a purchase obligation described above would not violate Rule 3a-7 since it would not be considered a redeemable security and would remain in compliance with the other requirements of Rule 3a-7. A purchase obligation is intended to guarantee the maturity of a class or classes of certificates. For instance, in a transaction where the mortgage pool includes adjustable-rate mortgage loans that are fixed for a certain number of years following origination, the issuing entity may require a mandatory call of certain classes of certificates (for at least par value of the certificates at the time) at the end of the fixed rate period (which is at least three years). The certificateholders do not have any rights with respect to the timing or the exercise of this feature, if included because the timing will be pre-determined and the exercise will be mandatory. Any transaction with a purchase obligation will contain additional detailed disclosure in the prospectus supplement outlining all material terms and conditions for investors.

* * * * *

Please contact Edward Southgate at (212) 912-7559 or the undersigned at (212) 912-7472 with any further questions.

                                          Sincerely,

                                          /s/ Richard D. Simonds, Jr.

                                          Richard D. Simonds, Jr.